MAIL STOP 3561

April 28, 2006

Mr. Steven Berrand
Services Acquisition Corp. International
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

      Re:	Services Acquisition Corp. International ("SACI")
   Proxy Statement on Schedule 14A
   Filed March 29, 2006
   File No. 000-32552

Dear Mr. Berrand,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Throughout your document you indicate that you are issuing 30,879,999 shares of common stock in your private placement for aggregate gross proceeds of $231,600,000 without disclosing the per share price. If both the shares offered and the gross proceeds of the private placement are fixed, please disclose the per share price to be paid throughout your document.
2. In your Form S-1 filing you indicated that your initial business combination must be with a target business whose collective fair market value is, at a minimum, equal to 80% of your net assets at the time of such acquisition. Please include disclosure indicating whether the opinion you obtained from your investment banker also opined on this requirement. If it did not, please disclose whether the board made this conclusion and, in an appropriate section, summarize management`s thought process in reaching this conclusion.
3. Please ensure that the disclosure throughout your document clearly reflects the fact that you engaged your financial advisor to provide a fairness opinion after the company`s board of directors had entered into the initial merger agreement. (emphasis added) In addition, please provide a detailed analysis as to the valuation determined by the board of Jamba Juice, and how the board made the determination that the agreement was fair at the time it was entered into.
Also,
clearly state the resultant liability assumed by the board in reaching the determination of fairness and entering into the merger agreement prior to obtaining the fairness opinion.
4. In reviewing your document we were unable to locate a Summary
Term
Sheet as contemplated by Item 1001 of Regulation M-A. Please advise us of where this information is located or why it is not required. See also Item 14(b) of Schedule 14A.

Cover Letter
5. Please clarify the reference to shares "entitled to vote at the meeting." Please, clarify what shares would not be entitled to vote.
6. Under Mr. Berrand`s signature, you disclose, in bold, that shareholder should sign, date and return their proxy whether they plan to attend the special meeting or not. Please clarify, in this same paragraph, how any signed proxy cards will be voted in the event that they are returned to you without an indication of how the shareholder wishes you to vote.
7. Please update the per share proceeds in the trust account as of a more recent date. Currently the disclosure is as of December 31, 2005.
8. We note that you may pay Morrow & Co. additional fees after the solicitation depending on the services you used. Please discuss in greater detail, the additional services and the associated fees.

Cover Page
9. Please clarify why and how realizing a loss on an investment in SACI as a result of the conversion of the shares would be an adverse tax consequence.


Questions and Answers About the Proposal, page 1
10. On page 2 you state that the company`s officers and directors "who purchased or received shares of common stock prior to SACI`s initial public offering, presently, together with their affiliates, own an aggregate of approximately 17.8% of the outstanding shares of
SACI common stock. All of these persons have agreed to vote such shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other SACI stockholders
...."
Please clarify whether any of the 17.8% owned by management or directors was purchased in the aftermarket; if so, please disclose the number and percentage of shares so owned and, if known, how the holders will vote their shares.
11. Based on our review it appears as if your management and directors are required to vote along with the majority in approving the merger agreement but have greater discretion in voting with respect to the financing proposal, stock option plan, and the amendments to the certificate of incorporation. If known, please disclose how management and directors intend to vote.
12. Please clarify your statement, on page 2, that "[a]n abstention or failure to vote (i) will have the same effect as a vote against the merger proposal ..." Does this mean that you will count a failure to vote as a "no" vote in determining whether 50% of your outstanding shares have approved the transaction? Please explain the statement that the abstention or failure to vote against the merger proposal will have the same effect as voting against the merger proposal when the disclosure indicates that the merger proposal only requires "the affirmative vote of a majority of the shares of SACI`s common stock issued in SACI`s initial public offering that are present in person or by proxy. We may have further comment.

Summary, page 5
13. We note the company`s disclosure that it is assuming certain warrants and stock options previously granted by Jamba Juice Company
("JJC"). Please disclose the number of warrants and options being assumed and, in an appropriate section, provide more detailed disclosure respecting their exercise price range, contract term, etc.
14. Explain the reference to Jamba Juice as "a category-defining retailer" and to the company`s "strong unit level economics."
15. Explain the "certain holdbacks" and the "certain transaction related expenses" that will decrease the cash paid for Jamba Juice.




Merger Financing, page 7
16. We note the reference to the Securities Purchase Agreements dated
March 10, 2006 and March 15, 2006. Please clarify whether there are two separate agreements or whether the dates of the agreements are the only difference.
17. Disclose the common stock currently outstanding in SACI and then discuss the impact the merger financing will have upon current shareholders. We note the risk factor discussing that these investors will likely purchase the shares at less than the market price at the time the merger is completed. Explain whether you have determined that this financing arrangement is fair to the current shareholders and, if so, discuss how you made this determination.
18. We note your statement that your private placement will result in gross proceeds of approximately $231,600,000. If the company is paying any fees or expenses, including finder`s fees, please also disclose the net proceeds to the company associated with the financing. In addition, in an appropriate section, the company should provide detailed disclosures of the expenses associated with the private placement offering, naming any finders, and include an appropriate cross reference here.
19. We note the private placement financing on page 7. Clearly identify the "certain shareholders of both Jamba Juice Company and SACI" that are participating in the private placement.

Stock Ownership, page 8
20. Please clarify whether some or all of the shareholders participating in the private placement, constitute a "group" as that term is used in Section 13(d)(3) of the Exchange Act.
21. Please disclose the name of the managing member responsible for voting and disposing your shares on behalf of Sapling, LLC.

Interests of SACI Directors and Officers in the Merger, page 10
22. We note the statement that these interests include "among other things, ..." Please specifically disclose all of the interests, direct or indirect, of the officers and directors of SACI.
23. Specifically state the benefits to the officers and directors based upon the price they paid for their shares prior to the IPO and the current value of the stock, which they will only benefit from if the merger is approved.


Risk Factors, page 16
24. On page 24 you include a risk factor titled, "Failure of Jamba Juice Company`s internal control over financial reporting could harm its business and financial results". We also note the disclosure on page 17 that your operating and financial systems may not be adequate and attempts to improve the system may not be effective. Consider combining these risk factors, as they appear to discuss the same risk. Please advise us whether the company has undertaken any assessment of its internal controls over financial reporting. If so, please disclose the results of that assessment in an appropriate section. Clarify the deficiencies that have been identified and the steps that have been or are contemplated to be taken to correct such deficiencies. Also, please clarify that your risk factor disclosure in no way relieves management of its obligations with respect to internal controls.
25. The seasonality of your business should be discussed in a separate risk. Please revise to remove from risk factor 16 and add another risk factor accordingly.
26. Clarify in risk factor 23 whether there are currently any material class action lawsuits that have been filed against Jamba Juice.

Selected Historical Financial Information, page 13
27. We note your disclosure of adjusted EBITDA as a measure of comparative operating performance. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain how the elimination of losses on asset impairment, store closures and disposals results in a useful measure of operating performance, given these losses are recurring.
Explain what is meant by "actual performance" in this context and explain why you believe the exclusion of this recurring item results in a measure that is "more reflective" of changes in certain factors that affect operating performance. Please revise to eliminate the adjustment of charges and gains included in the non-GAAP measures that are of a recurring nature or are reasonably likely to recur within two years and to disclose:
* the additional purposes, if any, for which management uses the non-
GAAP financial measure to conduct or evaluate your business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.
Refer to questions 8 and 9 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.
28. We note the presentation of "system-wide revenue" and related measures on pages 13 and 73, and references to these measures elsewhere in the document. Item 10(e) of Regulation S-K defines a non-GAAP measure as a numerical measure of a registrant`s historical or future performance. Because managed entity revenues are not revenues of the registrant, we believe presentations of system-wide revenues are prohibited under Item 10 and may confuse investors. Please remove the disclosures relating to this managed-basis measure.

Summary Unaudited Pro Forma Condensed Consolidated Financial
Information, page 14
29. It appears the same non-GAAP financial measure has been described as "adjusted EBITDA" on page 13 and "EBITDA" on page 14. Please clarify the difference between these two measures or revise to use a consistent term. Also, please explain the basis for the statement on page 14 that loss on asset impairment, store closures and disposals
"is essentially accelerated depreciation."

Solicitation Costs, page 32
30. We note the statement that solicitation of proxies may be "by telephone or by other electronic means." Please confirm that the information provided over the other electronic means or by telephone will be consistent with the written proxy statement and proxy card.
Also confirm that the information will comply with Rule 14a-4.

Stock Ownership, page 32
31. Your disclosure indicates that each of Sapling, LLC and Amaranth
LLC has shared voting and dispositive power for the shares listed in your tabular presentation. Please clarify with whom they share this power or advise us why no clarification is necessary.

Proposal 1 The Merger Proposal, page 34
32. Briefly discuss the activities conducted by SACI in the search for a target business prior to being introduced to Jamba Juice.
33. On page 34 you state that Jamba Juice had received an unsolicited indication of interest from a strategic buyer in early 2005. Please clarify whether this strategic buyer is associated with this offering, either as a significant shareholder as disclosed in your beneficial ownership table, or as a member of the private placement.
In addition, please indicate whether the preceding sentence would apply to any of the potential strategic and financial acquisition partners referenced on page 35.

34. Disclose when Jamba Juice retained Piper Jaffray and when
Piper
Jaffray began seeking acquisition partners for Jamba Juice. Disclose whether SACI was considered in the targeted group of strategic and financial acquisition partners.
35. On page 36 you indicate that SACI "began to evaluate the effects of additional capital on the growth potential of the business." Please elaborate on this. Your discussion should include, but is not limited to, who initially proposed the private placement transaction, when the private placement was initially brought up, who coordinated the private placement, and how the firms involved in the private placement were selected.

Interest of SACI Directors and Officers in the Merger, page 38
36. Please expand your discussion, here and elsewhere as appropriate, to address any interests - whether direct or indirect - associated with any person nominated as a director. In this regard your attention is directed to Item 5(a)(3) of Schedule 14A.
Alternatively, please clarify why additional disclosure is unwarranted.

SACI`s Reasons for the Merger and recommendation of the SACI
Board,
page 38
37. On page 39 you state that one of the factors you considered was
JJC`s successful record of growth and high potential for future growth. Please clarify what you mean by growth, as well as the time frame that you are using. Are you referring to increased net cash flows, net income, EBITDA? If EBITDA, please clarify what base year you are referring to as it appears that your June 28, 2005 figures do
not show growth compared to June 29, 2004.
38. On page 39 you discuss the power of the Jamba Juice brand. Please elaborate on your disclosure to address how management determined that Jamba Juice was a valuable brand and "is well positioned at the convergence of several industry and consumer trends
...."
39. On page 40 you reference Jamba Juice`s loyal customer base. Please clarify how management reached this conclusion. Does Jamba Juice engage in activities designed to determine the extent of repeat customers? If so, does it compare favorably to members of its peer group?

Fairness Opinion, page 41
40. Any presentations or reports prepared by management or the financial advisors should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.
The Agreement and Plan of Merger, page 44
41. On page 47 you state "that SACI will permit holders of vested Jamba Juice Company options to elect, on an individual basis, to either exercise such Jamba Juice Company options and participate in the merger or have those Jamba Juice Company options assumed ..." Please clarify if this will impact the total merger consideration paid by SACI; if so, discuss the potential impact.

Escrow and Indemnification, page 47
42. In the first paragraph under this heading you refer to a $2,000,000 basket. Please clarify this term.

Compensation, page 51
43. Under the first bullet point you state that management will receive a base salary approximately equal to their pre-merger salaries. Please disclose this amount. Also, state the amount of the initial option grant.
44. Please clarify the meaning of the statement that your management will be entitled to "participate in all benefit programs established and made available to management employees".

Management`s Discussion and Analysis of Financial Condition and Results of Operations of Jamba Juice, page 52
45. The Management`s Discussion and Analysis ("MD&A") section is one
of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations, Release Nos. 33-8350
(December
19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This
guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
46. For each period being compared, for each line item, compare the actual amounts in addition to the percent change. Also discuss the specific reasons for the changes in the various line items.
47. While the discussion of the results of operations discusses intermediate effects of certain trends and events on your operations, the analysis often does not discuss the reasons underlying those intermediate effects. For example, throughout this section you discuss increases in comparable company and franchise store sales during various periods. However, the reasons for these increases are not discussed. The discussion of store operating expenses mentions decreases in labor costs, but does not quantify or address the underlying reasons for the reductions. You discuss a decrease in revenue related to franchise support fees, but do not clearly disclose the reasons for the decrease. Also, certain events are discussed without disclosure of the impact of the events. For example, you have not quantified the effect of the change in orange prices and fuel charges discussed. Revise the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website.
48. Please expand MD&A to discuss the $12.9 million reversal of the valuation allowance in fiscal year 2004. Discuss the factors considered in determining the amount of the original valuation allowance, as well as the factors considered in determining a reversal was appropriate in 2004.
49. On page 52 you indicate that you had a 7.7% increase in comparable store sales. To the extent known, please offer additional insight into the reasons for this increase.
50. We note your disclosure that you recognized $250,000 in franchise revenue from a settlement with a franchisee. Please discuss the nature of this dispute, including whether the franchise agreement was terminated as a result of the dispute. In addition, please disclose whether the $314,000 increase in franchise revenues includes the $250,000 settlement figure.
51. We note your disclosure on page 53 that you have experienced relatively higher occupancy costs in New York and Chicago, two places where you have recently opened stores. Given the company`s expansion plans, please explain whether the company believes this trend will continue. Are the markets that the company plans to expand into higher costs markets?
52. Please address how the franchise agreements operate - i.e., how the fee schedules operate, what support level is provided by Jamba Juice etc. If the economics of the franchised stores are materially different, please discuss their situation separately.
53. Please explain the $620,000 decrease in legal costs during the period.


54. On page 53 you disclose that store pre-opening costs decreased by
20.1% to approximately 1% of revenue. However, you have continued to open new stores - have you decreased the rate at which you are opening new stores? Also, please discuss whether management believes these expenses will increase as it undertakes its expansion plans.
55. On page 53 you disclose that Jamba Juice provided an increased amount of support to its mid-west franchisee during the period. Please explain why. In addition, if material, please explain the impact that geographic differences have on your business plan and where you will focus your expansion.
56. For each period being compared, add a discussion of interest expenses, income taxes and net income (loss).

Results of Operations - Fiscal Year 2005 Compared to Fiscal Year
2004, page 53
57. Please explain what deferred development fees are, and whether the company is likely to recognize such fees in the future. In addition, please clarify whether the $689,000 in deferred fees is included in the $745,000 figure.
58. On page 54 you reference a shift in product mix related to entering new markets. Please expand on this discussion to address the impact of any shifting product mix on your future profitability.
59. Please explain the reason behind the $1.3 million increase in repair and maintenance costs.
60. On page 54 you refer to increased losses at an unconsolidated affiliate. In an appropriate section please identify this affiliate, your relationship to it, as well as any guarantees or other agreements between the affiliate and the company. Please also discuss the impact this unconsolidated affiliate has on your results of operations.
61. Please provide a brief summary of the litigation settlement reimbursement and the underlying lawsuit referenced on page 54.
62. On page 55 we note that your store operating expenses increased in part, due to increased bonuses. In addition, we note that General and administrative expenses also increased as a result of higher bonuses. Please clarify the difference between these two bonuses, for example, are they intended to benefit different classes of people? Also, in an appropriate section, please provide a more detailed discussion of the company`s bonus and retention plans, if any. If the company does have such a plan it should address the financial impact such a plan will have on the future operations of the company.
Liquidity and Capital Resources, page 56
63. Please revise the explanation for the $1.4 million increase in total cash and cash equivalents from June 28, 2005, to January 10, 2006, to quantify the impact of the events described and, where applicable, discuss their underlying cause.
64. You state depreciation and amortization expense contributed to increases in cash from operating activities during multiple periods.
Revise to clarify how the non-cash items affected a cash balance.
65. Revise to discuss the terms and conditions of the gift card program. Disclose the amount of revenue from gift cards during the periods presented in the financial statements, as well as the amount of redemptions. Discuss the timing and expected impact of the company`s obligations for accrued store value. Revise the footnotes to the financial statements to provide appropriate disclosures, including any significant accounting policies related to the gift card program (e.g. breakage).
66. We note deferred rent and other long-term liabilities on the balance sheet. In accordance with Item 303(a)(5) of Regulation S-K, revise to present other long-term liabilities on your table of contractual obligations where material.
67. In the first full paragraph you state that you may use your available cash to "make proportionate capital contributions or purchase larger ownership interests in [your] equity method investees." Please explain this reference. We also note that the company will have a significantly improved cash position following the completion of the merger; discuss your planned uses of these funds.
68. On page 56 you state that JJC "management believes that cash flows generated from operations, existing cash and cash equivalents, borrowing capacity under the revolving credit facility, as well as the excess proceeds from the proposed private placement financing transaction, should be sufficient to finance capital requirements for its core business for the foreseeable future." Please clarify the degree to which this statement is dependent on the proceeds from the proposed private placement. Would JJC`s existing resources be sufficient to satisfy the capital requirements, including the payment of obligations as they come due, without the private placement?
69. We note that you explain your improved cash position as being, in part, a result of decreased capital expenditures. Please elaborate in light of the significant business expansions described elsewhere in this section.
70. We note your disclosure that an increase in Jamba-card sales contributed to the increase in your cash provided by operating activities. Please provide additional information, both here and in other appropriate sections, about how the Jamba-card works. This information might include, the estimated average lag time between the purchase of a card and the fulfillment of the underlying service obligation, whether the card has any expiration provisions associated with it, whether it is refillable, refundable etc.
71. We note your disclosure on page 57 that you have "multi-year pricing agreements, none of [which] have guaranteed volume commitments." Please advise us if these agreements are exclusive or contain any other restrictions on the company.
72. Please describe the nature of the consulting services that Mr. Perron provides to Jamba Juice.
73. Name the officer to whom the loan was made in 2000.

Recent accounting pronouncements, page 60
74. Please revise to clearly describe in Note 1 and MD&A the change in accounting policy that will be required by SFAS 123R in subsequent periods and the reasonably likely material future effects. See SAB
Topics 11M and 14B. Note paragraphs 72 and 83 of SFAS 123R, which address transition for nonpublic entities that used the minimum value method to measure equity share options for pro forma disclosure purposes under SFAS 123. Please revise your pro forma financial statements to reflect compensation expense for your stock awards in accordance with the statement or explain why revision is not required.

Quantitative and Qualitative Disclosures About Market Risk, page
61
75. Please elaborate on your discussion of the fruit and dairy product requirements of your company stores to address how fluctuations in the price of these supplies affect your operations.
In this regard a discussion of your ability/inability to update prices to respond to fluctuations in the price of your supplies may be useful.

Proposal 2 The Financing Proposal, page 62
76. Name the persons or class of persons to whom the securities will be issued. Please disclose the amounts that each of the prospective investors will purchase in the private placement. Disclose whether any of the shareholders will beneficially own 5% or more of the outstanding common stock after the merger financing. Also, state the exemption relied upon and the facts supporting your reliance upon the claimed exemption.


77. Please clarify whether the parties to the Securities Purchase Agreements are irrevocably bound to purchase their shares in the event that the transaction is approved by the SACI shareholders.
78. Please clarify both Mr. Kagle`s role at Benchmark Capital, and as a director of Jamba Juice Company, in your discussion of the financing participants. In addition, please clarify whether Benchmark Capital was an investor in Jamba Juice Company.
79. Please discuss the actual dilutive effect this private placement will have upon the current shareholders of SACI. Currently you only state that it will be "substantially dilutive to our current stockholders."
80. Please expand your discussion of the closing conditions contained in clauses 2.2 and 3.1 of the Securities Purchase Agreement. In addition, please address clause 5.1 in your disclosure. Alternatively, please advise us why additional disclosure is not necessary.

Proposal 3 The Stock Option Plan Proposal, page 65
81. Footnote (b) on page 70 indicates that the number of options may be adjusted at closing depending on the market price on the grant date. Please explain this disclosure to us. In particular, and without limiting the generality of the comment, please disclose whether management has any agreements, whether informal or formal, whereby they are to receive a certain dollar value of options following the merger.
82. Please present a separate line for stock option grants to your Executive Group as required by Item 10(a)(2)(i) of Schedule 14A.

Proposal 4 Amendment to Certificate of Incorporation, page 71
83. We note the language in proposal 4 gives the board the discretion to amend the Certificate of Incorporation as proposed. Please clarify the scope of this board discretion.

Information About Jamba Juice Company, page 73
84. In footnote 2 on page 73 we note that you have included the Zuka
Juice stores in calculating your franchise stores average revenue. Elsewhere, including the first paragraph on page 73, you indicate that Jamba Juice Company merged with Zuka Juice Inc. in 1999. Please explain your basis for presenting Zuka Juice Inc. financial information as though it were a franchisee instead of a company store.

85. On page 74 you indicate your belief that your products "will be
increasingly viewed as an attractive alternative for customers." Please clarify what your product is an alternative to.
86. Please explain how the statement that energy beverages are more
portable than traditional coffee and tea drinks is an appeal of your
products. It appears that your products are not the traditional canned energy drinks that are easily portable.
87. On page 75 you disclose that, "since 2000 sales of energy drinks
have experienced a four year CAGR of nearly 90%".  Please define the
term CAGR for and, if necessary, explain its relevance.
88. We note your disclosure that the company "differentiates itself
by catering to the growing number of consumers seeking a healthy source of energy." Please clarify who you are differentiating yourself from. In addition, a discussion of how the company differs from other companies within its targeted market may be useful to investors.
89. We note the disclosure on page 80 that your team members are paid
"competitive" wages.  Please disclose, in an appropriate section, the
impact wages have on your profitability and expansion plans. Finally, the company should also address issues of employee turnover and how that influences your cost structure. In addition, please disclose your annual turnover rate on page 88 under your "Employees"
discussion.
90. We note the area development agreements.  Please provide us with
copies supplementally. Please disclose the material terms of the remaining development agreements. Do these agreements provide for exclusive development of a particular geographic area? What happens upon the expiration of these agreements?  Do they continue under the
franchise agreements?
91. We note the disclosure in footnote one to the financial statements that one supplier is your primary supplier. Please name the supplier and disclose the amount of production costs
attributable
to this supplier. Please disclose whether you have any material agreements with this food supplier. If so, disclose the material terms of these agreements and provide copies supplementally.
Also,
add a risk factor.
92. Please provide the source of the publicly available
information
that you used to state that "company stores generate average unit volumes of more than double that of regional smoothie stores."
93. In discussing competition, please estimate the number of competitors and your competitive position, if known or reasonably available.
94. Under the heading "Growth Strategy" on page 83 you state that "[e]xcluding certain one time and non-recurring items, those same stores on average generated cash returns on sales of approximately 21%." Please advise us of what items were excluded to determine this
21% figure and provide a statement as to the appropriateness of the
exclusion.
95. Please clarify what you mean by "cash build out costs" as used on
page 83.
96. Please explain the assertion that your stores in "major metropolitan area stores generated a cash-on-cash return in excess of
40%."
97. On page 84 you discuss the potential for new product
offerings.
Please clarify whether the company has new offerings in
development
and, if so, when the company plans to release these products into the
market. In addition, please discuss any influence your purchasing regime etc. has on your ability to profitably offer new product lines.
98. We note your substantial discussion under "Brand Extensions"
on
page 84.  Please clarify whether this represents actual plans of the
company or are merely opportunities.
99. Please disclose Mr. Testa`s business experience from January
2003
to February 2004.

Growth Strategy, page 83
100. You state, "Excluding one time and non-recurring items, those same stores on average generated cash returns on sales of approximately 21%." Item 10(e) of Regulation S-K specifically prohibits a non-GAAP performance measure that eliminates items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us the nature of the one time and non-recurring items included in the disclosed non-GAAP measure and why you believe you are permitted to include this financial measure in the document. If you believe you are allowed to include this non-GAAP measure, revise to provide the disclosures required by Item 10(e)(1)(i)(A)-(D) of Regulation S-K for this non-GAAP financial measures and refer to FAQ Regarding the Use of Non-GAAP Financial Measures.
101. Revise to clarify the meaning of "store cash build out costs, net of tenant improvement allowances".



Information About SACI, page 89
102. Please revise last paragraph beginning on page 90 to disclose the specific use of the proceeds not held in trust and, if the allocation was different from the disclosure in the Form S-1 use of proceeds table, please explain. Also, references to anticipated uses through July 2007 do not appear relevant in light of the proposed merger.

North Point Fairness Opinion, page 92
103. Please explain the basis for your statement that "North Point provided its opinion for the information and assistance of the SACI
Board of Directors in connection with its consideration of the merger" when the North Point report is dated after your merger announcement.
104. We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Briefly discuss the method of selection of North Point. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between North Point and SACI, or their affiliates. See Item 1015 of Regulation M-A.
105. Please disclose, if true, that North Point has consented to the disclosure regarding its fairness opinion in the proxy statement.
106. Provide us with copies of all projections and forecasts, as well as any other materials exchanged among the parties that quantified any strategic, financial or operational benefits anticipated from the merger.
107. Please clarify the meaning of the statement on page 93 that the discount rate ranges were "chosen based on theoretical analyses of cost of capital."
108. Please disclose the nature of the financial advisory services provided by North Point in relation to your merger. In addition, please disclose all fees paid to North Point by any party to the merger if such fees were related to the merger.




Unaudited Pro Forma Condensed Financial Statements, page 97
109. We note the conversion of the convertible redeemable preferred stock in the pro forma financial statements. In Note 11 you state the preferred stock automatically converts "at a stipulated offering price per share or upon the written consent of the holders". Please provide additional disclosure throughout the document, as appropriate, to clarify the terms and conditions of the note conversion. Also, please furnish the convertible preferred stock agreement and related registration rights agreement.
110. In accordance with Article 11-02(c)(3) of Regulation S-X, revise to provide disclosure of the periods combined.
111. In the fifth paragraph on page 97, please disclose the amount of the total GAAP purchase price used for the allocation in the pro forma financial statements. A schedule showing the calculation of the purchase price should be provided, if not otherwise apparent.
112. Based on the discussion on page 97 and the description of pro forma adjustment (o), it appears you have assigned the entire excess purchase price to goodwill. The purchase price should be allocated to specific identifiable tangible and intangible assets (such as contracts acquired, trademarks, trade dress, franchise agreements, trade secrets, etc.) and liabilities. If the allocation is preliminary, significant intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted. Please refer to paragraph 39 of SFAS 141 and revise accordingly.
113. Please expand the description of pro forma adjustments (l) and
(m) on pages 104 and 106 to explain the adjustments described as "elimination entry of subsidiary shares."

Stock Option Grants in Fiscal Year 2005, page 112
114. Please disclose the number of options accelerated, including a discussion of the amount of time that would have been remaining on the option grants had they not been accelerated, for each member of
JJC management pursuant to the Acceleration of Stock Option
Vesting
Agreement disclosed on page 112.

Beneficial Ownership of Securities, page 115
115. Please clarify whether your presentation of beneficial ownership also includes securities which may be purchased within the next 60 days as required by Item 403 of Regulation S-K.
116. On page 116 you present information regarding the beneficial ownership following the merger. Your beneficial ownership presentation assumes that no warrants have been exercised, including, presumably, options issued to members of the management team. To the extent that management or others have options or warrants that may be exercisable into shares of stock within 60 days, please disclose in the footnotes to your tabular presentation. Alternatively, please advise us why such disclosure is unwarranted.
117. Disclose the control person(s) for each entity listed in the table. Also, include the address for each beneficial owner in the table.

Description of Securities, page 118
118. Under the heading "Common Stock" on page 119 you note that certain shareholders are required "to vote their respective shares of common stock owned by them immediately prior to SACI`s initial public offering in accordance with the public stockholders." Please clarify that these shareholders are required to vote in accordance with the majority of the public shareholders, if applicable.

Financial Statements

Financial Statements, page F-1
119. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-14
120. Please provide footnote disclosure explaining the nature of notes and accounts receivable and your related accounting policies.
If material, disclose the components, including notes and accounts receivable and related reserves and allowances.

Note 1 - Business and Summary of Significant Accounting Policies, page F-18

Self-Insurance Reserves, page F-18
121. Please disclose the amount of the self-insurance reserves at each balance sheet date, as well as the line item on the balance sheet where they have been recorded.

Inventories, page F-19
122. Please disclose the basis for determining inventory amounts (e.g. the lower of cost or market) and the nature of the cost elements included in inventory (e.g. material, labor, and overhead).
Revenue Recognition , page F-20
123. Please expand the disclosure of revenue recognition policies related to initial franchise fees to describe the nature of the services, equipment, supplies or other goods provided in exchange for these fees.

Employee Stock Options, page F-20
124. Please expand the disclosure of employee stock options to provide the earnings per share disclosures required by paragraph
45(c) of SFAS 123, as amended by SFAS 148.

Note 2 - Area Development Affiliations, page F-23
125. Please expand Notes 1 and 2 and MD&A, as appropriate, to discuss area development affiliations in greater detail. Explain the specific nature of the services you provide and payments you receive under these agreements, as well as all significant commitments and obligations resulting from the agreements. Clarify how fees are allocated to different deliverables and how revenue is recognized for each unit of accounting. Tell us the basis for your accounting policies with respect to paragraphs 8 and 9 of SFAS 45 and other relevant guidance.
126. Please clarify the accounting treatment for the transactions with the Midwest Developer, including the payment of $1,250,000, the establishment of the $503,000 reserve on the note receivable, and the payment of $956,000 for the acquired stores. Explain your basis for the treatment under paragraph 18 of SFAS 45 and other relevant guidance.
127. Please provide disclosures required by paragraph 21 of SFAS
45,
with regard to transactions with the Midwest Developer, including the amount of revenue and related costs deferred.
128. Explain the terms and conditions of the agreement with the Midwest Developer to provide employees during 2004 and 2003. Explain your basis for recognizing $1.6 million and $1.2 million in revenue during fiscal years 2004 and 2003 for the reimbursement by the developer for a portion of the labor costs.

Note 4 - Goodwill, page F-25
129. You state you recorded goodwill of $580,000 in 2003. The balance sheet reflects a goodwill balance of $2,663,000. Please revise your disclosures to discuss the remaining amounts recorded in goodwill.


Note 6 - Asset Impairment, Store Closures, and Disposals, page F-
25
130. You state you wrote down a portion of the "recorded asset values of certain stores". Revise to specify which specific balance sheet accounts were written down in accordance with paragraph 26(a) of SFAS
144. Also, revise Management`s Discussion and Analysis to provide a more detailed discussion of the reasons for the write-downs.
131. Please describe the facts and circumstances that resulted in income from the store closures. Define "accumulated deferred rent credits" and explain the underlying transactions with lessors or other parties.

Note 7 - Other Long-Term Assets, page F-26
132. Revise to provide the disclosures required by paragraph 20 of APB 18, including the percentage ownership for the investments in JJC
Florida and JJC Hawaii.
133. Please explain why you have not provided financial statements of
JJC Florida and JJC Hawaii required by Rule 3-09 of Regulation S-X or summarized financial information required by Rule 4-08(g) individually or on an aggregate basis. Provide schedules supporting applicable tests of significance and supporting all calculations.

Note 11 - Convertible Redeemable Preferred Stock, page F-30
134. Disclose the method used to determine the fair value of the warrants issued, along with the relevant assumptions.

Note 12 - Stock Options, page F-32
135. Please explain why the disclosure provided in accordance with paragraph 48 of SFAS 123 for options outstanding and exercisable at
June 28, 2005, has been labeled "unaudited."

Stock Option Exchange Program, page F-33
136. Revise to clarify the nature of the stock option exchange program, the reason for the issuance of the 523,000 options subject to variable plan accounting and other significant terms and conditions.






Note 13 - Warrants, page F-33
137. Revise to disclose the total warrant compensation expense recorded in the statement of operations for the periods presented. Also revise to include a description of the method and significant assumptions used during the year to estimate the fair value of the warrants.

Note 16 - Restatement, page F-35
138. On the table on page F-36, we note the accumulated deficit and total common stockholders` deficit balances as restated do not agree to the balances reported on the balance sheet. Please reconcile these amounts and revise as necessary.

Related Party Transactions
139. On page 57, you discuss a $750,000 related party loan to an officer that was forgiven in fiscal year 2005. Revise the notes to the financial statements to disclose all significant related party transactions in accordance with SFAS 57.

Exhibit 23
140. Provide a current consent of the independent accountant in any amendment.

Annex B
141. Please file all schedules and exhibits to the securities purchase agreement. For example we note the escrow agreement and schedules.

Annex E
142. The company attaches, as Annex E, a letter from North Point Advisors LLC ("North Point") which is labeled "Personal and Confidential". The letter further states that the opinion "is intended solely for the benefit and use of, the Board ... in connection with its consideration of the Merger ... [and] ... nor shall any public references to us be made by the Parent or by any person in any manner without our prior written approval." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for
North Point`s belief that shareholders cannot rely upon the opinion to support any claims against North Point arising under applicable state law (e.g., the inclusion of an express disclaimer in North Point`s engagement letter with SACI). Describe any applicable state-law authority regarding the availability of such a potential defense.
In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to North Point would have no effect on the rights and responsibilities of either North Point or the board of directors under the federal securities laws.
143. We note the opinion assumes that the per share merger consideration is $6.03. Please advise us if the actual consideration is different. If it is, please disclose this assumption, and its impact, in your discussion of the fairness opinion.

Form 8-K, filed March 13, 2006
144. In the March 13, 2006 press release associated with your Form
8-
K filing we note the following statement, "[f]or the 12 months ending
January 10, 2006, system wide sales were $345 million, which included sales of $230 million from company locations. The company has achieved a compound annual growth rate of 20% per year over the last three fiscal years." Please identify where this disclosure is located in your Form 14A. If this information is not currently disclosed, please add this disclosure. In addition, please clarify the referent, i.e., sales, revenues, store locations, with respect to your growth rate.
145. Your press release indicates that New River Capital provided advisory services to the company with respect to the proposed transaction and that, New River Capital specializes in working with branded consumer and business service companies such as Swisher Hygiene. We further note that several members of your management team also serve as directors of Swisher Hygiene. Please advise us of the role played by New River Capital in the proposed transaction, any compensation received by, or to be received by, New River Capital, and, finally, any relationship between your management and New River
Capital.

Form 10K, filed March 29, 2006
146. In your Form 10K filing, filed on March 29, 2006, we note your disclosure that you currently do not maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. You also indicate that the company will be required to comply with the Act for the fiscal year ending December 31, 2006. Please clarify this disclosure. For example, are there any particular concerns that management has found in its internal controls?

Item 9A, page 25
147. We note your disclosure that your CEO concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your CEO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.










      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Kenneth Koch
	Fax # (212) 983-3115
Steven Berrand
Services Acquisition Corp. International
April 28, 2006
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